Exhibit (4)(y)

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY,

domiciled in New York

[LOSS LIMITER] SEGMENT OPTION RIDER

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider that are applicable to [Loss Limiter] Segments which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company, “you” and “your” mean the Owner and “Rider” means this Rider. Subject to the terms and conditions of this Rider, you may make allocations to a [Loss Limiter] Segment with this index linked and variable deferred annuity Contract as described below.

This Rider is effective immediately.

The following is added to Part II of your Contract:

“[Segment Investment Protection Level]” is a percentage that is used to determine the amount of downside protection on a negative return for a given [Loss Limiter] Segment when calculating your Segment Rate of Return on the Segment Maturity Date, subject to Section [2.01(n)] shown below. The [Segment Investment Protection Level] associated with each [Loss Limiter] Segment is shown in your Data Pages under the Structured Investment Option listing of Segment Types and is shown in the Segment Type’s name.

The following is added to the definition of Segment:

SECTION [2.01(e)] SEGMENT

For [Loss Limiter] Segments, “Segment” means an Investment Option we establish with a specific Index, [Segment Investment Protection Level], Segment Duration, Segment Buffer, Segment Maturity Date, Performance Cap Rate, and Participation Rate.

The following is added to the definition of Segment Rate of Return:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the [Loss Limiter] Segment Option, your Segment Rate of Return is equal to the greater of (a) and (b) described below as follows:

where (a) is equal to:

If the Index Performance Rate multiplied by the Participation Rate:	Then the Segment Rate of Return will be:

Exceeds the Performance Cap Rate	Equal to the Performance Cap Rate[, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage for the Segment duration as described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is positive but is less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate[, minus the ROP DB Rider Charge cumulative percentage for the Segment duration as described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is zero or negative by a percentage equal to or less than the Segment Buffer	Equal to 0%[, minus the ROP DB Rider Charge cumulative percentage for the Segment duration as described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is more negative than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer[, minus the ROP DB Rider Charge cumulative percentage for the Segment duration as described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

and where (b) is equal to:

•

the [Segment Investment Protection Level] shown in your Data Pages minus 1[, minus the ROP DB Rider Charge cumulative percentage for the Segment duration as described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

The following is added to the definition of Segment Type:

SECTION [2.01(r)] SEGMENT TYPE

For [Loss Limiter] Segments, “Segment Type” means all [Loss Limiter] Segments that have the same Index, [Segment Investment Protection Level], Segment Duration, Segment Buffer, and Participation Rate. The [Loss Limiter] Segment Type(s) currently available under your Contract are shown in your Data Pages.

RIDER CHARGE

There is no charge for this Rider.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chief Executive Officer]	José Ramón González Chief Legal Officer and Secretary]

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